UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

                                (AMENDMENT NO. 12)

                               Dynex Capital, Inc.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    26817Q506
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                                 (CUSIP Number)

                                with a copy to:

                               Michael R. Kelly
                              550 West C Street
                             San Diego, CA 92101
                                (619) 687-5000

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 5, 2001
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

SCHEDULE 13D
CUSIP No. 26817Q506

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    CALIFORNIA INVESTMENT FUND, LLC 33-0688954

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                         (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    CALIFORNIA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       572,178

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    572,178

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    572,178

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.00%

14  TYPE OF REPORTING PERSON (See Instructions)

    CO

SCHEDULE 13D
CUSIP No. 26817Q506

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    MICHAEL R. KELLY

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                         (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       572,178

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    572,178

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    572,178

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.00%

14  TYPE OF REPORTING PERSON (See Instructions)

    IN

SCHEDULE 13D
CUSIP No. 26817Q506

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    RICHARD KELLY

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                         (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       572,178

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    572,178

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    572,178

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.00%

14  TYPE OF REPORTING PERSON (See Instructions)

    IN

          This amendment amends and supplements Schedule 13D of California Investment Fund, LLC, dated April 3, 2000 and filed on April 4, 2000 with the Securities and Exchange Commission ("SEC"), Amendment No. 1 to Schedule 13D, dated September 12, 2000 and filed on September 13, 2000 with the SEC, Amendment No. 2 to Schedule 13D, dated October 3, 2000 and filed on October 3, 2000 with the SEC, Amendment No. 3 to Schedule 13D, dated October 17, 2000 and filed on October 17, 2000 with the SEC, Amendment No. 4 to
Schedule 13D, dated October 24, 2000 and filed on October 24, 2000 with the SEC, Amendment No. 5 to Schedule 13D, dated October 30, 2000 and filed on October 30, 2000 with the SEC, Amendment No. 6 to Schedule 13D, dated November 8, 2000 and filed on November 8, 2000 with the SEC, Amendment No. 7 to Schedule 13D, dated December 12, 2000 and filed on December 12, 2000 with the SEC, Amendment No. 8 to Schedule 13D, dated December 21, 2000 and filed on December 21, 2000 with the SEC, Amendment No. 9 to Schedule 13D, dated December 27, 2000 and filed on December 27, 2000 with the SEC, Amendment No. 10 to Schedule 13D, dated January 5, 2001 and filed on January 5, 2001 with the SEC, and Amendment No. 11 to Schedule 13D, dated January 30, 2001 and filed on January 30, 2001 with the SEC (together, the "Schedule 13D"). Except as amended by this amendment, there has been no change in the information previously reported on the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
        -------------------------------------------------

          In addition to the sources of funds previously  described in this
Item 3 to Schedule 13D for purchases of securities of Dynex Capital, Inc. ("Dynex") by California Investment Fund, LLC (the "Fund") prior to the date hereof, the Fund may obtain financing in an amount of up to $90 million through Fremont Investment & Loan if and when future purchases of Dynex securities are made in connection with an Acquisition Transaction (as defined in Item 4 below). A copy of a letter from Fremont Investment & Loan, dated as of February 5, 2001, with respect to providing financing is attached hereto as Exhibit A and specifically incorporated herein by reference, and the description herein of such letter is qualified in its entirety by reference to such letter. If and when future purchases of Dynex securities are made, the Reporting Persons may use a variety of sources of funds; however, except as stated in response to this Item 3, the Reporting Persons have no present plan, arrangement, or understanding in connection with sources of funds for future purchases of the securities.

ITEM 4. PURPOSE OF TRANSACTION.
        ----------------------

          On November 7, 2000, the Fund and Dynex entered into a definitive merger agreement (as amended, the "Merger Agreement") pursuant to which a newly formed subsidiary of the Fund would merge with and into Dynex and Dynex would become a wholly owned subsidiary of the Fund for a purchase price of $90 million in cash for all of the equity of Dynex (the "Acquisition Transaction"). Subsequently, on January 26, 2001, Dynex delivered to the Fund a letter (the "January 26 Letter") purporting to terminate the Merger Agreement, and on January 29, 2001, the Fund delivered to Dynex a letter (the "Response Letter") urging Dynex to promptly rescind any purported termination of the Merger Agreement. A copy of the Merger Agreement was attached as Exhibit B to the Fund's Amendment No. 6 to
Schedule 13D filed on November 8, 2000 with the SEC, and is specifically incorporated herein by reference, and the description herein of such merger agreement is qualified in its entirety by reference to such agreement. A copy of the Response Letter and the January 26 Letter were attached as Exhibits A and B, respectively, to the Fund's Amendment No. 11 to Schedule 13D filed on January 30, 2001 with the SEC, and are specifically incorporated herein by reference, and the description herein of such letters is qualified in its entirety by reference to such letters. There can be no assurance that an Acquisition Transaction will be completed on the terms set forth in the Merger Agreement or otherwise.

          On February 5, 2001, the Fund delivered to Dynex's board of directors a letter from Fremont Investment & Loan with respect to providing financing in connection with an Acquisition Transaction (the "Fremont Letter") on the terms set forth in the Fremont Letter. A copy of the
Fremont Letter is attached hereto as Exhibit A and specifically incorporated herein by reference, and the description herein of the Fremont Letter is qualified in its entirety by reference to such letter.

          In connection with an Acquisition Transaction, the Fund is also considering the contribution of some or all of the assets of the Fund or certain of its affiliates to Dynex. There can be no assurance that any such contribution of assets will be pursued or completed.

          On January 31, 2001, the Fund delivered a letter to counsel for certain holders of Dynex's Senior Notes Due July 15, 2002, a copy of which is attached hereto as Exhibit B and specifically incorporated herein by reference, and the description herein of such letter is qualified in its entirety by reference to such letter.

          Depending on the outcome of the Acquisition Transaction, the Fund reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to its investments in Dynex, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions as it may determine.

          Except as stated in this response to Item 4 and in furtherance of closing the Acquisition Transaction pursuant to the terms of the Merger Agreement, the Fund has no current plans or proposals with respect to Dynex or its securities of the types enumerated in paragraphs (a) through (j) of
Item 4 of Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

Exhibit A  --  Letter, dated as of February 5, 2001, from Fremont Investment
               & Loan to California Investment Fund, LLC.

Exhibit B  --  Letter, dated January 31, 2001, from California Investment
               Fund, LLC to counsel for certain holders of Senior Notes Due July 15, 2002 issued by Dynex Capital, Inc.

                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 8, 2001                California Investment Fund, LLC,
                                       a California limited liability company


                                       By: /s/ Michael R. Kelly
                                           -----------------------------------
                                           Michael R. Kelly
                                           Its:  Managing Member


Date:  February 8, 2001                Michael R. Kelly


                                       By: /s/ Michael R. Kelly
                                           -----------------------------------
                                           Michael R. Kelly, as an Individual


Date:  February 8, 2001                Richard Kelly


                                       By: /s/ Richard Kelly
                                           -----------------------------------
                                           Richard Kelly, as an Individual

EXHIBIT INDEX

Exhibit A  --  Letter, dated as of February 5, 2001, from Fremont Investment
               & Loan to California Investment Fund, LLC.

Exhibit B  --  Letter, dated January 31, 2001, from California Investment
               Fund, LLC to counsel for certain holders of Senior Notes Due July 15, 2002 issued by Dynex Capital, Inc.